UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Abengoa, S.A. (“Abengoa”), in compliance with the provisions of article 82 of the Securities Market Act, hereby notifies the following

Relevant Fact

Additional Information to the Third Quarter Results Presentation, 2014

Abengoa S.A. (the “Company”) would like to clarify a misunderstanding around its calculation of corporate net debt, as presented in its earnings call on Wednesday, November 12th, 2014 and around the guarantees provided under one of its high yield bonds. Abengoa S.A. (the Parent) issued a green bond on September 30, 2014 through its subsidiary Abengoa Greenfield (the “green bond”). This green bond is guaranteed on a senior basis by Abengoa SA and certain of its subsidiaries, just like all the existing high yield bonds issued out of Abengoa Finance SA. The green bonds are effectively pari-passu with existing Abengoa S.A. bonds. The guarantees are outstanding during the whole life of the green bond. However, the green bond has been accounted for as “non-recourse debt in process” in its September 30, 2014 balance sheet because it is intended to bridge the long term non-recourse financing in eligible green projects, consistent with the treatment of bridge loans for non-recourse projects. The cash cannot be used for any other corporate purposes. The Company has 1.592 million euros of bridge financing accounted for under this category as of September 30, 2014.

The intended use of the green bond is conceptually similar to a bridge loan of a project finance agreement or a project finance itself under construction, which have corporate guarantees as per customary practice. The bridge financing gets repaid when the long-term financing is secured. The proceeds from the bond have been assigned from the Parent to non-recourse eligible green projects in order to substitute prior committed bridge financing which had been signed at a higher financing cost. When the long-term financing for those non-recourse projects is secured, the proceeds from the green bond will be used to finance other eligible  green projects.

For the reasons described above, the green bond liability and related cash have not  been included in the calculation of corporate net debt. The Company did include in its proforma corporate net debt calculation the collection of the first asset sale to its subsidiary Abengoa Yield under its ROFO agreement.

Seville, November 14, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: November 14, 2014	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary